SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                   ----------------

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                      ----------

                              The Sports Authority, Inc.
--------------------------------------------------------------------------
                                 (Name of Issuer)

Common Stock, par value $.01 per share                84917U109
------------------------------              -------------------------------
(Title of class of securities)                  (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
----------------------------------------------------------------------------
(Name, address and telephone number of person authorized to
                         receive notices and communications)

                            April 11, 2006
----------------------------------------------------------------------------
(Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #06-0944931

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:       970,000

BENEFICIALLY       8    SHARED VOTING POWER:           0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:  970,000

PERSON WITH       10    SHARED DISPOSITIVE POWER:      0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  970,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.67%

    14   TYPE OF REPORTING PERSON: PN, BD

    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:  #22-3528110

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:         161,000

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:    161,000

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  161,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.61%

14 TYPE OF REPORTING PERSON: PN, BD

1    NAME OF REPORTING PERSON:  Alpine Associates II, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #20-1476614

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:          83,400

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:     83,400

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  83,400

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.32%

    14   TYPE OF REPORTING PERSON: PN

    1    NAME OF REPORTING PERSON: Palisades Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #13-3456480

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware

NUMBER OF SHARES   7    SOLE VOTING POWER:          24,300

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:     24,300

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  24,300

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.09%

    14   TYPE OF REPORTING PERSON: PN

    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund Ltd.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #N/A

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands

NUMBER OF SHARES   7    SOLE VOTING POWER:          20,400

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:     20,400

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  20,400

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.08%

    14   TYPE OF REPORTING PERSON: CO

    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund II Ltd.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #N/A

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands

NUMBER OF SHARES   7    SOLE VOTING POWER:          43,600

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:     43,600

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  43,600

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.16%

    14   TYPE OF REPORTING PERSON: CO

    1    NAME OF REPORTING PERSON: Eckert Corporation

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #22-2548436

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware

NUMBER OF SHARES   7    SOLE VOTING POWER:          1,131,000

BENEFICIALLY       8    SHARED VOTING POWER:           83,400
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:     1,131,000

PERSON WITH       10    SHARED DISPOSITIVE POWER:      83,400

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,214,400

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.59%

    14   TYPE OF REPORTING PERSON: CO

    1    NAME OF REPORTING PERSON: Victoria Eckert

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States

NUMBER OF SHARES   7    SOLE VOTING POWER:          1,131,000

BENEFICIALLY       8    SHARED VOTING POWER:           83,400
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:     1,131,000

PERSON WITH       10    SHARED DISPOSITIVE POWER:      83,400

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,214,400

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.59%

    14   TYPE OF REPORTING PERSON: IN

    1    NAME OF REPORTING PERSON: Gordon A. Uehling, Jr.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States

NUMBER OF SHARES   7    SOLE VOTING POWER:               0

BENEFICIALLY       8    SHARED VOTING POWER:        24,300
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:          0

PERSON WITH       10    SHARED DISPOSITIVE POWER:   24,300

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  24,300

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.09%

    14   TYPE OF REPORTING PERSON: IN

    1    NAME OF REPORTING PERSON: Arbitrage & Trading Management Company

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:         86,300

BENEFICIALLY       8    SHARED VOTING POWER:      107,700
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:    86,300

PERSON WITH       10    SHARED DISPOSITIVE POWER: 107,700

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  194,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.73%

    14   TYPE OF REPORTING PERSON: OO

    1    NAME OF REPORTING PERSON: Robert E. Zoellner

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States

NUMBER OF SHARES   7    SOLE VOTING POWER:         86,300

BENEFICIALLY       8    SHARED VOTING POWER:      107,700
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:    86,300

PERSON WITH       10    SHARED DISPOSITIVE POWER: 107,700

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  194,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.73%

    14   TYPE OF REPORTING PERSON: IN

1.	SECURITY AND ISSUER
This Statement relates to the Common Stock, par value $.01 per share
(the "Stock"),of The Sports Authority, Inc. (the "Company"), the principal executive offices of which are located at 1050 West Hampden Avenue, Englewood, CO 80110.

2.  IDENTITY AND BACKGROUND
	(a)-(c) This Statement is being filed by Alpine Associates, A Limited Partnership, Alpine Partners, L.P., Alpine Associates II, L.P., Palisades Partners, L.P., Alpine Associates Offshore Fund Ltd., Alpine Associates Offshore Fund II Ltd., Eckert Corporation, Victoria Eckert, Gordon A. Uehling, Jr., Arbitrage & Trading Management Company, and Robert E. Zoellner (each a "Reporting Entity" and collectively, the "Reporting Entities").
	As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 1,325,000 shares of the Stock, representing approximately 5.01% of the total outstanding shares.
	Alpine Associates, A Limited Partnership ("Associates"), is a New Jersey limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Associates is located at 100 Union Avenue, Cresskill, NJ 07626.
	Alpine Partners, L.P. ("Partners"), is a New Jersey limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Partners is located at 100 Union Avenue, Cresskill, NJ 07626.
	Alpine Associates II, L.P. ("Alpine II"), is a New Jersey limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Alpine II is located at 100 Union Avenue, Cresskill, NJ 07626.
	Palisades Partners, L.P. ("Palisades"), is a Delaware limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Palisades is located at 100 Union Avenue, Cresskill, NJ 07626.
	Alpine Associates Offshore Fund Ltd. ("Offshore") is an international business company incorporated under the laws of the British Virgin Islands. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Offshore is located at 100 Union Avenue, Cresskill, NJ 07626. The officers and directors of Offshore and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference to this Item 2.
	Alpine Associates Offshore Fund II Ltd. ("Offshore II") is an international business company incorporated under the laws of the British Virgin Islands. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Offshore II is located at 100 Union Avenue, Cresskill, NJ 07626. The officers and directors of Offshore II and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference to this Item 2.
	The sole general partner of Associates, Partners and Alpine II is Eckert Corporation. Eckert Corporation is a Delaware corporation. Its principal business is acting as general partner of Associates, Partners and Alpine II. Victoria Eckert is the president, sole director and sole shareholder of Eckert Corporation. The principal occupation of Ms. Eckert is acting as president of Eckert Corporation. The address of the principal business and principal office of Eckert Corporation and the business address of Ms. Eckert is 100 Union Avenue, Cresskill, NJ 07626. The officers of Eckert Corporation and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference to this Item 2.
	The sole general partner of Palisades is Gordon A. Uehling, Jr. The principal occupation of Mr. Uehling is acting as the general partner of Palisades. The business address of Mr. Uehling is 100 Union Avenue, Cresskill, NJ 07626.
	Arbitrage & Trading Management Company ("A&T") is a New Jersey sole proprietorship. Robert E. Zoellner is the owner and operator of A&T. Pursuant to advisory agreements, A&T provides investment advisory services to, but does not have discretion to manage, the investment activities of Associates and Partners. Pursuant to advisory agreements, A&T provides investment advisory services to, and has full discretion and authority to manage, the investment activities of Alpine II, Palisades, Offshore, Offshore II and one managed account. A&T's principal business and Mr. Zoellner's principal occupation are providing investment advisory services. Mr. Zoellner and Ms. Eckert are married. The address of the principal business and principal office of A&T and the business address of Mr. Zoellner is 100 Union Avenue, Cresskill, NJ 07626.
	(d)-(e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Each natural person identified in Item 2 is a citizen of the
United States.

3.	SOURCE AND AMOUNT OF FUNDS
A total of $35,217,827, $5,851,576, $3,033,806, $888,808, $738,550, and
$1,585,523 has been used by Associates, Partners, Alpine II, Palisades, Offshore and Offshore II, respectively, to purchase shares of Stock. In addition, $810,019 has been used by a managed account which is under the direction of A&T to purchase shares of Stock. The funds for such purchases have been obtained from working capital, which may at any given time include funds borrowed in the ordinary course of business from margin accounts with brokerage firms or other financial institutions. It is expected that additional purchases of Stock (if any) will be financed in the same manner.

4.	PURPOSE OF TRANSACTION
The Reporting Entities purchased the Stock for investment, in the ordinary course of their businesses. In the future the Reporting Entities may, in the ordinary course of their businesses, make additional purchases and/or sales of the Stock. Except as set forth above, the Reporting Entities have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5.	INTEREST IN SECURITIES OF THE ISSUER
(a) Associates owns 970,000 shares of the Stock. Partners owns 161,000 shares of the Stock. Alpine II owns 83,400 shares of the Stock. Palisades owns 24,300 shares of the Stock. Offshore owns 20,400 shares of the Stock. Offshore II owns 43,600 shares of the Stock. A&T has sole voting and dispositive power with respect to a managed account which owns 22,300 shares of the Stock. The Reporting Entities believe, based on the Company's Proxy Statement dated March 31, 2006, that a total of 26,443,207 shares of the Stock are outstanding, so that the shares owned by Associates, Partners, Alpine II, Palisades, Offshore, Offshore II and the managed account that is under the direction of A&T represent approximately 3.67%, 0.61%, 0.32%, 0.09%, 0.08%, 0.16% and 0.08%, respectively, of the total outstanding shares. As the general partner of Alpine, Partners and Alpine II, Eckert Corporation may be deemed to beneficially own the 1,214,400 shares of Stock owned by such entities, representing approximately 4.59% of total outstanding shares. As the sole stockholder and director of Eckert Corporation, Ms. Eckert may be deemed to beneficially own such 1,214,400 shares of Stock. As the general partner of Palisades, Mr. Uehling may be deemed to beneficially own the 24,300 shares of Stock owned by Palisades, representing approximately 0.09% of total outstanding shares. Pursuant to investment advisory agreements with Alpine II, Palisades, Offshore, Offshore II and one managed account, A&T may be deemed to beneficially own the 194,000 shares of Stock owned by such entities, representing approximately 0.73% of total outstanding shares. As the owner and operator of A&T, Mr. Zoellner may be deemed to beneficially own such 194,000 shares of Stock. Eckert Corporation, Ms. Eckert, Mr. Uehling, A&T and Mr. Zoellner disclaim beneficial ownership of any such shares of Stock except to the extent of their pecuniary interest therein.
(b) Each Reporting Entity may be deemed to have sole voting and dispositive power over the shares of Stock reported as beneficially owned by such person, except as set forth hereafter. A&T acts as investment advisor to Alpine II pursuant to an investment advisory agreement between them, and has discretion to manage Alpine II's investment activities. As a result, the shares of Stock owned by Alpine II that may be deemed to be beneficially owned by Eckert Corporation and Ms. Eckert may also be deemed to be beneficially owned by A&T and Mr. Zoellner. Therefore each of Eckert Corporation, Ms. Eckert, A&T and Mr. Zoellner may be deemed to have shared voting and dispositive power with respect to such shares. A&T acts as investment advisor to Palisades pursuant to an investment advisory agreement between them, and has discretion to manage its investment activities. As a result, the shares of Stock owned by Palisades that may be deemed to be beneficially owned by Mr. Uehling may also be deemed to be beneficially owned by A&T and Mr. Zoellner. Therefore, each of Mr. Uehling, A&T and Mr. Zoellner may be deemed to have shared voting and dispositive power with respect to such shares. Except as set forth above, each of the Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares of Stock each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares of Stock. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares of Stock based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Stock beneficially owned by any other Reporting Entity.
(c)  Since February 18, 2006, Associates has purchased a total of
470,000 shares of Stock, at an aggregate cost of $17,193,046; Partners has purchased a total of 78,000 shares of Stock, at an aggregate cost of $2,853,310; Alpine II has purchased a total of 42,400 shares of Stock, at an aggregate cost of $1,552,007; Palisades has purchased a total of 15,300 shares of Stock, at an aggregate cost of $561,508; Offshore has purchased a total of 10,400 shares of Stock, at an aggregate cost of $380,755; Offshore II has purchased a total of 21,600 shares of Stock, at an aggregate cost of $790,161; and one managed account, under the direction of A&T, has purchased a total of 10,800 shares of Stock, at an aggregate cost of $395,078. See
Item 5(c) attached hereto.
(d)  Not applicable.
(e)  Not applicable.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER
Except as set forth above, neither any Reporting Entity nor any of the other persons referred to in Item 2 above has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

7.   MATERIALS TO BE FILED AS EXHIBITS
Filed herewith as Exhibit 1 is a written agreement relating to the filing of joint acquisition statements. Filed herewith as Exhibits 2, 3 and 4 are powers of attorney for Ms. Eckert, Mr. Uehling and Mr. Zoellner granting Todd Mason, Thomas Kennedy and Frank Fiorello certain authority to act in their names with respect to the filing of Schedule 13Ds and/or 13Gs under the Securities Exchange Act of 1934, as amended.


                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dates:  April 21, 2006


                                    /S/TODD MASON
                                    ---------------------------------
                                    ECKERT CORPORATION,
                                    On its own behalf,
                                    and as the General Partner of
                                    ALPINE ASSOCIATES, A LIMITED PARTNERSHIP,
                                    ALPINE PARTNERS, L.P.,
                                    and ALPINE ASSOCIATES II, L.P.
                                    By Todd Mason,
                                    Vice President


                                    /S/TODD MASON
                                    ---------------------------------
                                    PALISADES PARTNERS, L.P.
                                    By Todd Mason,
                                    Managing Director


                                    /S/TODD MASON
                                    ---------------------------------
                                    ALPINE ASSOCIATES OFFSHORE FUND LTD.
                                    By Todd Mason,
                                    Vice President


                                    /S/TODD MASON
                                    ---------------------------------
                                    ALPINE ASSOCIATES OFFSHORE FUND II LTD.
                                    Todd Mason,
                                    Vice President


                                    /S/TODD MASON
                                    ---------------------------------
                                    ARBITRAGE & TRADING MANAGEMENT COMPANY
                                    By Todd Mason,
                                    Chief Compliance Officer


                                    /S/TODD MASON
                                    ---------------------------------
                                    Todd Mason,
                                    As attorney-in-fact for each of
                                    Victoria Eckert, Gordon A. Uehling, Jr.
                                    and Robert E. Zoellner.

                                   SCHEDULE I


                        Officers and Directors of Offshore


Name and Position          Principal Occupation   Principal Business Address
-----------------          --------------------   --------------------------

Robert E. Zoellner,        President of A&T          100 Union Avenue
Director                                             Cresskill, NJ 07626

Robert E. Zoellner, Jr.,   Officer of Eckert         100 Union Avenue
Director                   Corporation and           Cresskill, NJ 07626
                           affiliates

Todd Mason,                Officer of Eckert         100 Union Avenue
Vice President and         Corporation and           Cresskill, NJ 07626
Secretary                  affiliates

Frank Fiorello,            Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

Thomas Kennedy,            Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

Gerald Post,               Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           Affiliates


                      Officers and Directors of Offshore II


Name and Position          Principal Occupation   Principal Business Address
-----------------          --------------------   --------------------------

Robert E. Zoellner,        President of A&T          100 Union Avenue
Director                                             Cresskill, NJ 07626

Robert E. Zoellner, Jr.,   Officer of Eckert         100 Union Avenue
Director                   Corporation and           Cresskill, NJ 07626
                           affiliates

Todd Mason,                Officer of Eckert         100 Union Avenue
Vice President and         Corporation and           Cresskill, NJ 07626
Secretary                  affiliates

Frank Fiorello,            Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

Thomas Kennedy,            Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

Gerald Post,               Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           Affiliates
                           Officers of Eckert Corporation


Name and Position          Principal Occupation   Principal Business Address
-----------------          --------------------   --------------------------

Victoria Eckert,           President of Eckert       100 Union Avenue
President                  Corporation               Cresskill, NJ 07626

Todd Mason,                Officer of Eckert         100 Union Avenue
Chief Compliance Officer,  Corporation and           Cresskill, NJ 07626
Vice President and         affiliates
Secretary

Frank Fiorello,            Officer of Eckert         100 Union Avenue
Chief Trading Officer      Corporation and           Cresskill, NJ 07626
and Vice President         affiliates

Thomas Kennedy,            Officer of Eckert         100 Union Avenue
Chief Operations Officer   Corporation and           Cresskill, NJ 07626
and Vice President         affiliates

Gerald Post,               Officer of Eckert         100 Union Avenue
Chief Financial Officer    Corporation and           Cresskill, NJ 07626
and Vice President         affiliates

Robert E. Zoellner, Jr.,   Officer of Eckert         100 Union Avenue
Chief Portfolio Officer    Corporation and           Cresskill, NJ 07626
                           affiliates



                                    SCHEDULE II

TRADE DATE		NO. OF SHARES		NO. OF SHARES	      PRICE PER
                  PURCHASED (1)              SOLD (1)             SHARE (2)

                          TRANSACTIONS BY ASSOCIATES
                       ---------------------------------

02/22/06             67400                      0                  36.5516
02/23/06             37200                      0                  36.5452
02/24/06             18900                      0                  36.548
02/28/06             28700                      0                  36.6122
03/01/06             47800                      0                  36.5569
03/09/06             63700                      0                  36.4972
03/10/06             97400                      0                  36.6028
03/13/06             19600                      0                  36.6415
03/14/06             10100                      0                  36.65
03/16/06             10000                      0                  36.65
03/17/06             22500                      0                  36.6499
03/20/06             36000                      0                  36.6489
03/21/06              5700                      0                  36.655
03/23/06              5000                      0                  36.66


TRANSACTIONS BY PARTNERS
                       ---------------------------------

02/22/06             11200                      0                  36.5516
02/23/06              6100                      0                  36.5452
02/24/06              3100                      0                  36.548
02/28/06              4900                      0                  36.6122
03/01/06              7900                      0                  36.5569
03/09/06             10600                      0                  36.4972
03/10/06             16200                      0                  36.6028
03/13/06              3300                      0                  36.6415
03/14/06              1700                      0                  36.65
03/16/06              1700                      0                  36.65
03/17/06              3700                      0                  36.6499
03/20/06              6000                      0                  36.6489
03/21/06              1600                      0                  36.655


TRANSACTIONS BY ALPINE II
                       ---------------------------------

02/22/06              5500                      0                  36.5516
02/23/06              3000                      0                  36.5452
02/24/06              1500                      0                  36.548
02/28/06              3100                      0                  36.6122
03/01/06              4000                      0                  36.5569
03/09/06              5300                      0                  36.4972
03/10/06              8100                      0                  36.6028
03/13/06              1600                      0                  36.6415
03/14/06               800                      0                  36.65
03/16/06               800                      0                  36.65
03/17/06              1900                      0                  36.6499
03/20/06              3000                      0                  36.6489
03/21/06               800                      0                  36.655
03/31/06              3000                      0                  36.90


TRANSACTIONS BY PALISADES
---------------------------------
02/23/06              6100                      0                  36.5452
03/10/06              2400                      0                  36.6028
04/03/06              3900                      0                  36.89
04/11/06              2900                      0                  36.85

TRANSACTIONS BY OFFSHORE
---------------------------------
02/22/06              1400                      0                  36.5516
02/23/06               700                      0                  36.5452
02/24/06               400                      0                  36.548
02/28/06               600                      0                  36.6122
03/01/06               900                      0                  36.5569
03/09/06              1300                      0                  36.4972
03/10/06              2000                      0                  36.6028
03/13/06               400                      0                  36.6415
03/14/06               200                      0                  36.65
03/16/06               200                      0                  36.65
03/17/06               400                      0                  36.6499
03/20/06               700                      0                  36.6489
03/21/06               200                      0                  36.655
03/31/06              1000                      0                  36.90

TRANSACTIONS BY OFFSHORE II
---------------------------------
02/22/06              3000                      0                  36.5516
02/23/06              1600                      0                  36.5452
02/24/06               800                      0                  36.548
02/28/06              1900                      0                  36.6122
03/01/06              2200                      0                  36.5569
03/09/06              2900                      0                  36.4972
03/10/06              4400                      0                  36.6028
03/13/06               900                      0                  36.6415
03/14/06               500                      0                  36.65
03/16/06               400                      0                  36.65
03/17/06              1000                      0                  36.6499
03/20/06              1600                      0                  36.6489
03/21/06               400                      0                  36.655

TRANSACTIONS BY A&T FOR MANAGED ACCOUNT
------------------------------------------
02/22/06              1500                      0                  36.5516
02/23/06               800                      0                  36.5452
02/24/06               400                      0                  36.548
02/28/06               800                      0                  36.6122
03/01/06              1100                      0                  36.5569
03/09/06              1500                      0                  36.4972
03/10/06              2200                      0                  36.6028
03/13/06               500                      0                  36.6415
03/14/06               200                      0                  36.65
03/16/06               200                      0                  36.65
03/17/06               500                      0                  36.6499
03/20/06               800                      0                  36.6489
03/21/06               300                      0                  36.655


(1) Transactions were effected in the open market and otherwise in transactions with Broker-Dealers.
(2) Excludes commissions and other execution related costs.